

Royal Wessanen nv

Corporate Communications

Beneluxlaan 9 · P.O. Box 2635
NL – 3500 GP Utrecht · The Netherlands
t +31 (0)30 298 88 13 · f +31 (0)30 298 88 16
corporate.communications@wessanen.com
www.wessanen.com

Fax message

Company Office of International Corporate Finance
Securities and Exchange Commissi[redacted]

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From Corporate Communications

Fax number + 1 202 7729207

Number of pages 2

Should you not have received legible copies of the indicated number of pages, please call 21

Date September 19, 2006

Reference

Subject



SUPPL

ID # 82-1306

dlw 9/19



Koninklijke Wessanen nv

Corporate Communications

Beneluxlaan 9 · Postbus 2635
3500 GP Utrecht
t +31 30 298 88 31 · f +31 (0)30 298 88 16
corporate.communications@wessanen.com
www.wessanen.com

persbericht

Utrecht, 19 september 2006

Wessanen publiceert eerste duurzaamheidsverslag

Koninklijke Wessanen nv heeft vandaag haar eerste duurzaamheidsverslag gepubliceerd. Het verslag geeft een overzicht van de vorderingen die Wessanen in 2005 heeft gemaakt op milieu-, sociaal-maatschappelijk en economisch vlak.

De publicatie van het Duurzaamheidsverslag 2005 is de volgende belangrijke stap die onderstreept dat Wessanen zich in toenemende mate richten op haar kernthema's, namelijk winstgevende groei door middel van authenticiteit, transparantie en duurzaamheid. Enkele belangrijke onderwerpen die in het verslag aan de orde komen: implementatie van productauthenticiteit, het CO_2-profiel, ISO 9001 en 14001, en gezondheid en veiligheid. Alle aspecten van duurzaamheid hebben voortdurende aandacht van het concern en de vooruitgang die zij op elk van deze terreinen boeken, zal voortaan op jaarbasis worden gerapporteerd.

Het duurzaamheidsverslag, dat is opgesteld volgens de richtlijnen van het Global Reporting Initiative (GRI), is beschikbaar op de website van het concern.

Voor meer informatie, kunt u contact opnemen met Corporate Communications telefoon 030 29 88 831; e-mail corporate.communications@wessanen.com. Het duurzaamheidsverslag is beschikbaar op www.wessanen.com.

Bedrijfsprofiel
Koninklijke Wessanen nv is een in Nederland gevestigd multinationaal voedingsmiddelenconcern dat opereert op de Europese en Noord-Amerikaanse markt. Met de focus op authentieke voeding van hoge kwaliteit hebben wij een productaanbod dat varieert van zuiver natuurlijke en gezonde voedingsproducten tot Premium Taste-producten. Wij streven ernaar de waarde voor onze aandeelhouders voortdurend te vergroten door maximaal gebruik te maken van onze onderscheidende kwaliteiten op het gebied van category & channel management, sterke merken, distributieservices met toegevoegde waarde en transatlantische afstemming.



Royal Wessanen nv

Corporate Communications

Beneluxlaan 9 · P.O. Box 2635
NL - 3500 GP Utrecht · The Netherlands
t +31 30 298 88 19 · f +31 (0)30 298 88 16
marjan.van.der.panne@wessanen.com
www.wessanen.com

press release

Utrecht, September 19, 2006

Wessanen publishes first Sustainability Report

Royal Wessanen nv today publishes its first Sustainability Report. The Report details Wessanen's achievements in the areas of environmental, social and economic performance in 2005.

The publication of the 2005 Sustainability Report represents the next important step in building focus on the core qualities of profitable growth through authenticity, transparency and sustainability. Some of the key areas reported on include the implementation of product authenticity, the CO_2 footprint, ISO 9001 and 14001 and health and safety. Wessanen will continue to manage performance in all areas, and will report progress on an annual basis.

The Sustainability Report is available on the corporate website and is prepared in accordance with the Global Reporting Initiative (GRI) guidelines.

For more information, please contact Corporate Communications; phone + 31 (0)30 29 88 831; e-mail corporate.communications@wessanen.com. The Sustainability Report is available on www.wessanen.com.

Company profile

Royal Wessanen nv is a multinational food corporation based in the Netherlands which operates in European and North American markets. We specialize in identifying, developing and distributing premium foods that are authentic and true to their origins. Our brands and products are focused on two sectors: Health foods, most notably natural and organic foods, and Premium Taste foods, including specialties from around the world.
We aim to continuously increase our shareholder value by capitalizing on our differentiating capabilities in category management, strong brands, value-added distribution services and transatlantic alignment.